December 1, 2025

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 10, LLC
1 World Trade Center, 57th Floor
New York, New York 10007

       Re: Masterworks Vault 10, LLC
           Amendment No. 9 to Offering Statement on Form 1-A
           Filed September 2, 2025
           File No. 024-12323
Dear Joshua Goldstein:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 7, 2025 letter.

Amendment No. 9 to Offering Statement on Form 1-A
The Restructuring Transactions, page 14

1.     We note your response to prior comment 3 and the revised table on page
15. Please
       explain why the table omits the Management Fee Shares (Issuer) as was noted in
       Series Offering Table on page 1 or revise accordingly. For instance, the table on page
       1 includes Management Fee Shares (Issuer) of 24,877 for Series 044 that are not included in the table on page 15. Also, revise your disclosures and diagrams throughout the filing to not show 100% ownership by Shareholders, the Target Issuer,
       Merger Series and/or Surviving Series in lower levels of the diagrams in circumstances where Masterworks has a voting and/or profit interest in the level
       below. Finally, revise your disclosures and diagrams to show the voting and profit percentages owned by Masterworks and others at each level.
 December 1, 2025
Page 2

Unaudited Historical and Pro Forma Financial Statements, page F-2

2. Please remove your statements in various places regarding no assurance being provided on your financial statements.
       Please contact Scott Stringer at 202-551-3272 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services